

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Chu Chiu Kong
Chief Executive Officer
XPAC Acquisition Corp.
55 West 46th Street, 30th floor
New York, NY 10036

      Re: XPAC Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted April 8, 2021
          CIK No. 0001853397

Dear Mr. Kong:

      We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 8, 2021

Signatures, page II-4

1.   Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction